UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2021

Commission File Number: 001-40504

Tremor International Ltd.
(Translation of registrant’s name into English)

82 Yigal Alon Street
Tel Aviv, 6789124, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On August 19, 2021, Tremor International Ltd. (the “Company”) issued a press release titled “Tremor International Reports Record Results for the Three and Six Months Ended June 30, 2021.”  A copy of the press release is furnished as Exhibit 99.1 herewith.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The IFRS financial information contained in the (i) condensed consolidated interim statements of financial position as of June 30, 2021 and as of December 31, 2020 (unaudited), (ii) condensed consolidated interim statements of operation and other comprehensive income for the six months ended June 30, 2021 and 2020 and the three months ended June 30, 2021 and 2020 (unaudited), (iii) condensed consolidated interim statements of changes in equity (unaudited), and (iv) condensed consolidated interim statements of cash flows for the six months ended June 30, 2021 and 2020 (unaudited), and the accompanying notes thereto, included in the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-258731) and shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description
99.1	Press Release dated August 19, 2021 titled “Tremor International Reports Record Results for the Three and Six Months Ended June 30, 2021”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TREMOR INTERNATIONAL LTD.

Date: August 19, 2021	By:	/s/ Sagi Niri
		Name:	Sagi Niri
		Title:	Chief Financial Officer